Exhibit 1

Shanda Games Reports Fourth Quarter and Full Year 2012 Unaudited Results

Hong Kong, China—February 26, 2013—Shanda Games Limited (“Shanda Games” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2012.

Q4 Non-GAAP Financial Highlights

•	Net revenues were RMB1,081.7 million (US$172.1 million), down 20.2% YoY and up 0.1% QoQ.

•	Gross profit was RMB728.4 million (US$115.9 million), down 15.7% YoY and up 3.3% QoQ. Gross margin was 67.3%, up from 63.7% in Q4 2011 and 65.3% in Q3 2012.

•	Operating income was RMB350.8 million (US$55.8 million), down 20.8% YoY and up 8.2% QoQ. Operating margin was 32.4%, compared with 32.7% in Q4 2011 and 30.0% in Q3 2012.

•	Net income attributable to the Company’s shareholders was RMB249.4 million (US$39.7 million), down 25.7% YoY and 14.0% QoQ.

•	Earnings per diluted American Depositary Share (“ADS”) were RMB0.92 (US$0.15), compared with RMB1.20 in Q4 2011 and RMB1.04 in Q3 2012.

Q4 GAAP Financial Highlights

•	Net revenues were RMB1,081.7 million (US$172.1 million), down 20.2% YoY and up 0.1% QoQ.

•	Online game revenues generated in China were RMB976.2 million (US$155.3 million), down 22.6% YoY and 3.8% QoQ.

•	Other revenues were RMB105.5 million (US$16.8 million), up 12.2% YoY and 61.3% QoQ.

•	Gross profit was RMB707.5 million (US$112.6 million), down 15.2% YoY and up 3.4% QoQ. Gross margin was 65.4%, up from 61.5% in Q4 2011 and 63.4% in Q3 2012.

•	Operating income was RMB306.9 million (US$48.9 million), down 23.4% YoY and up 9.4% QoQ. Operating margin was 28.4%, compared with 29.6% in Q4 2011 and 26.0% in Q3 2012.

•	Net income attributable to the Company’s shareholders was RMB214.3 million (US$34.1 million), down 29.6% YoY and 15.6% QoQ.

•	Earnings per diluted ADS were RMB0.78 (US$0.12), compared with RMB1.08 in Q4 2011 and RMB0.92 in Q3 2012.

Q4 Operating Highlights

•	Average Monthly Active Users (average MAUs) for all games operated in China increased 1.2% QoQ to 18.6 million.

•

Average Monthly Paying Users (average MPUs) for all games operated in China decreased 4.9% QoQ to 3.4 million as the Company continued to introduce a number of free functions and game play to users, resulting in a decline in low-spending paying accounts in Q4 2012.

•

Monthly Average Revenue per Paying User (ARPU) for all games operated in China increased 1.1% QoQ to RMB96.8. The increase was primarily due to a decline in low-spending paying accounts during the quarter caused by reasons mentioned above.

Full Year 2012 Non-GAAP Financial Highlights

•	Net revenues decreased 11.4% YoY to RMB4,682.1 million (US$744.9 million).

•	Gross profit decreased 8.5% YoY to RMB3,060.0 million (US$486.8 million).

•	Operating income decreased 9.8% YoY to RMB1,558.7 (US$247.9 million).

•	Net income attributable to the Company’s shareholders decreased 14.8% YoY to RMB1,258.0 million (US$200.1 million).

•	Earnings per diluted ADS were RMB4.54 (US$0.72), compared with RMB5.20 in 2011.

Full Year 2012 GAAP Financial Highlights

•	Net revenues decreased 11.4% YoY to RMB4,682.1 million (US$744.9 million).

•	Revenues generated from online games in China decreased 13.2% YoY to RMB4,320.3 million (US$687.3 million).

•	Other revenues increased 18.1% YoY to RMB361.8 million (US$57.6 million).

•	Gross profit decreased 7.9% YoY to RMB2,970.7 million (US$472.6 million).

•	Operating income decreased 6.5% YoY to RMB1,378.2 million (US$219.2 million).

•	Net income attributable to the Company’s shareholders decreased 12.0% YoY to RMB1,113.4 million (US$177.2 million).

•	Earnings per diluted ADS were RMB4.02 (US$0.64), compared with RMB4.46 in 2011.

“Our fourth quarter results were in-line with our expectations as we continued to strengthen our franchises, expand our game portfolio, and offer new content through various platforms and distribution channels,” commented Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “While revenues remained flat overall, we continued to gain traction overseas. Other revenues rose 61.3% quarter-over-quarter, driven in part by the solid performance of ‘Dragon Nest’ in overseas markets and mobile game ‘Million Arthur’ in Korea.”

“Our upcoming title, ‘Rift,’ has ranked among the top five most anticipated games on several major Chinese game portals, which reinforces our belief in the game’s future potential once it starts the open-beta test next month. In addition, ‘AION 4.0’ expansion pack, ‘World Zero,’ ‘Final Fantasy XIV’ and ‘Dungeon Striker’ are all on track and progressing through the various stages of development. We look forward to the launch of these games as we believe they will help us expand our user base and diversify revenue streams.”

“We have begun 2013 on sound footing with a strong game pipeline, solid revenue streams from new platforms and markets, and successful launches from our mobile game segment. To further build our brand equity and strengthen our core competence, we intend to leverage these opportunities by aligning them with our operational expertise, distribution channels and financial strength. We believe this will help to improve our financial and operational performance over the long term.”

Non-GAAP Quarterly Results

(in millions, except for per share data)

	Q4 2011	Q3 2012	Q4 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,356.0	1,080.5	1,081.7	172.1	0.1%
Gross Profit	863.9	705.4	728.4	115.9	3.3%
Operating Income	443.0	324.2	350.8	55.8	8.2%
Government Financial Incentives	97.7	69.5	49.8	7.9	-28.3%
Net Income Attributable to the Company’s Shareholders	335.5	289.9	249.4	39.7	-14.0%
Earnings Per Diluted ADS	1.20	1.04	0.92	0.15

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Quarterly Results

(in millions, except for per share data)

	Q4 2011	Q3 2012	Q4 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,356.0	1,080.5	1,081.7	172.1	0.1%
Gross Profit	834.3	684.5	707.5	112.6	3.4%
Operating Income	400.9	280.6	306.9	48.9	9.4%
Government Financial Incentives	97.7	69.5	49.8	7.9	-28.3%
Net Income Attributable to the Company’s Shareholders	304.3	253.9	214.3	34.1	-15.6%
Earnings Per Diluted ADS	1.08	0.92	0.78	0.12

Non-GAAP Annual Results

(in millions, except for per share data)

	2011	2012
	(RMB)	(RMB)	(US$)	YoY
Net Revenues	5,281.9	4,682.1	744.9	-11.4%
Gross Profit	3,344.0	3,060.0	486.8	-8.5%
Operating Income	1,728.9	1,558.7	247.9	-9.8%
Government Financial Incentives	185.0	146.3	23.3	-20.9%
Net Income Attributable to the Company’s Shareholders	1,476.8	1,258.0	200.1	-14.8%
Earnings Per Diluted ADS	5.20	4.54	0.72

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Annual Results

(in millions, except for per share data)

	2011	2012
	(RMB)	(RMB)	(US$)	YoY
Net Revenues	5,281.9	4,682.1	744.9	-11.4%
Gross Profit	3,225.9	2,970.7	472.6	-7.9%
Operating Income	1,474.0	1,378.2	219.2	-6.5%
Government Financial Incentives	185.0	146.3	23.3	-20.9%
Net Income Attributable to the Company’s Shareholders	1,264.9	1,113.4	177.2	-12.0%
Earnings Per Diluted ADS	4.46	4.02	0.64

Fourth quarter 2012 Unaudited Financial Results (GAAP)

Net Revenues. In the fourth quarter of 2012, Shanda Games reported net revenues of RMB1,081.7 million (US$172.1 million), compared with RMB1,356.0 million in the fourth quarter of 2011 and RMB1,080.5 million in the third quarter of 2012. Online game revenues generated in China and other revenues accounted for 90.2% and 9.8% of total net revenues, respectively.

Net revenues from online games operated in China declined 22.6% year-over-year and 3.8% quarter-over-quarter to RMB976.2 million (US$155.3 million) in the fourth quarter of 2012. The quarter-over-quarter decrease was primarily due to weaker seasonality related to light MMORPGs and advanced casual games as the fourth quarter has fewer school holidays than the third quarter.

Other revenues, which primarily represent net advertising revenues and net overseas revenues generated from game licensing and game operations, increased 12.2% year-over-year and 61.3% quarter-over-quarter to RMB105.5 million (US$16.8 million) in the fourth quarter of 2012. The quarter-over-quarter increase in other revenues was primarily due to an increase in overseas operating revenues from Dragon Nest and mobile games, as well as an increase in revenues related to cross-marketing activities in China during the fourth quarter of 2012.

Cost of Revenues. Cost of revenues for the fourth quarter of 2012 was RMB374.2 million (US$59.5 million), a decrease of 28.3% from RMB521.7 million in the fourth quarter of 2011 and 5.5% from RMB396.0 million in the third quarter of 2012. The quarter-over-quarter decrease was mainly attributable to a decrease in royalty fees paid to third parties as a result of lower revenues from licensed games and a decrease in platform fees, which are calculated based upon the Company’s revenues, paid to Shanda Online. Cost of revenues represented 34.6% of net revenues, compared with 38.5% in the fourth quarter of 2011 and 36.6% in the third quarter of 2012. Cost of revenues as a percentage of net revenues decreased quarter-over-quarter, mainly due to an increase in revenues generated from in-house games as a percentage of net revenues.

Gross Profit. Gross profit for the fourth quarter of 2012 was RMB707.5 million (US$112.6 million), representing a decrease of 15.2% from RMB834.3 million in the fourth quarter of 2011 and an increase of 3.4% from RMB684.5 million in the third quarter of 2012. Gross margin was 65.4% in the fourth quarter of 2012, up from 61.5% in the fourth quarter of 2011 and 63.4% in the third quarter of 2012.

Operating Expenses. Total operating expenses for the fourth quarter of 2012 were RMB400.6 million (US$63.7 million), representing a decrease of 7.6% from RMB433.4 million in the fourth quarter of 2011 and 0.8% from RMB403.9 million in the third quarter of 2012. Operating expenses represented 37.0% of net revenues, compared with 32.0% in the fourth quarter of 2011 and 37.4% in the third quarter of 2012.

Product development expenses decreased 9.6% year-over-year and increased 6.6% quarter-over-quarter to RMB172.1 million (US$27.3 million) in the fourth quarter of 2012. The sequential increase in product development expenses was primarily due to an increase in bonuses for research and development personnel during the fourth quarter of 2012 in order to incentivize these teams. Product development expenses represented 15.9% of net revenues, compared with 14.0% in the fourth quarter of 2011 and 14.9% in the third quarter of 2012.

Sales and marketing expenses increased 10.7% year-over-year and 3.3% quarter-over-quarter to RMB157.5 million (US$25.1 million) in the fourth quarter of 2012. The sequential increase was primarily due to an increase in marketing and promotional expenses for upcoming new games and expansion packs, partially offset by a decrease in service fees for distributing and marketing prepaid cards during the fourth quarter. Sales and marketing expenses represented 14.6% of net revenues, compared with 10.5% in the fourth quarter of 2011 and 14.1% in the third quarter of 2012.

General and administrative expenses decreased 29.6% year-over-year and 21.0% quarter-over-quarter to RMB71.0 million (US$11.3 million) in the fourth quarter of 2012. The sequential decrease in general and administrative expenses was primarily due to the recognition of an impairment charge last quarter that related to certain assets as the Company initiated a series of restructuring measures and streamlined its previous investments. General and administrative expenses accounted for 6.6% of net revenues, compared with 7.4% in the fourth quarter of 2011 and 8.3% in the third quarter of 2012.

Share-based compensation expenses were RMB12.2 million (US$1.9 million) in the fourth quarter of 2012, compared with RMB0.8 million in the fourth quarter of 2011 and RMB11.5 million in the third quarter of 2012.

Operating Income. Operating income for the fourth quarter of 2012 was RMB306.9 million (US$48.9 million), a decrease of 23.4% from RMB400.9 million in the fourth quarter of 2011 and an increase of 9.4% from RMB280.6 million in the third quarter of 2012. Operating margin was 28.4% in the fourth quarter of 2012, compared with 29.6% in the fourth quarter of 2011 and 26.0% in the third quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB49.8 million (US$7.9 million) in the fourth quarter of 2012, compared with RMB97.7 million in the fourth quarter of 2011 and RMB69.5 million in the third quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Income Tax Expense. Income tax expense for the fourth quarter of 2012 was RMB122.0 million (US$19.4 million), compared with RMB226.3 million in the fourth quarter of 2011 and RMB92.1 million in the third quarter of 2012. The year-over-year decrease in tax expense was primarily due to a RMB134.0 million accrued withholding tax associated with dividends distribution from the Company’s subsidiaries to their holding companies overseas during the fourth quarter of 2011. The quarter-over-quarter increase in tax expense was primarily due to a one-time income tax expense of RMB36.3 million (US$5.8 million) on taxable capital gains as a result of the sale of 20.5% equity interest in Eyedentity Games to Actoz during the fourth quarter of 2012. Actoz is a Korean-based online game publisher in which Shanda Games owns a majority stake.

Net Income Attributable to the Company’s Shareholders. Net income for the fourth quarter of 2012 was RMB214.3 million (US$34.1 million), a decrease of 29.6% from RMB304.3 million in the fourth quarter of 2011 and 15.6% from RMB253.9 million in the third quarter of 2012. Earnings per diluted ADS in the fourth quarter of 2012 were RMB0.78 (US$0.12), compared with RMB1.08 in the fourth quarter of 2011 and RMB0.92 in the third quarter of 2012.

Net Cash. In the fourth quarter of 2012 the Company generated RMB305.6 million (US$48.6 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB3,072.6 million as of September 30, 2012 to RMB3,267.8 million (US$519.9 million) as of December 31, 2012.

Full Year 2012 Unaudited Financial Results

Net Revenues. Net revenues for the full year 2012 totaled RMB4,682.1 million (US$744.9 million), compared with RMB5,281.9 million for the full year 2011.

Gross Profit. Gross profit for the full year 2012 was RMB2,970.7 million (US$472.6 million), compared with RMB3,225.9 million for the full year 2011. Gross margin increased from 61.1% in 2011 to 63.4% in 2012.

Operating Income. Operating income for the full year 2012 was RMB1,378.2 million (US$219.2 million), compared with RMB1,474.0 million for the full year 2011. Operating margin increased from 27.9% in 2011 to 29.4% in 2012.

Non-GAAP Operating Income. Non-GAAP operating income for the full year 2012 was RMB1,558.7 million (US$247.9 million), compared with RMB1,728.9 million for the full year 2011. Non-GAAP operating margin increased from 32.7% in 2011 to 33.3% in 2012.

Net Income Attributable to the Company’s Shareholders. Net income for the full year 2012 was RMB1,113.4 million (US$177.2 million), compared with RMB1,264.9 million in 2011. Net margin decreased slightly from 23.9% in 2011 to 23.8% in 2012. Earnings per diluted ADS were RMB4.02 (US$0.64), compared with RMB4.46 in 2011.

Non-GAAP Net Income Attributable to the Company’s Shareholders. Non-GAAP net income for the full year 2012 was RMB1,258.0 million (US$200.1 million), compared with RMB1,476.8 million in 2011. Non-GAAP net margin was 26.9%, compared with 28.0% in 2011. Non-GAAP earnings per diluted ADS were RMB4.54 (US$0.72), compared with RMB5.20 in 2011.

Net Cash. In the full year of 2012 the Company generated RMB1,478.3 million (US$235.2 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB2,160.1 million as of December 31, 2011 to RMB3,267.8 million (US$519.9 million) as of December 31, 2012.

Recent Business Highlights

•

December 20, 2012 - Shanda Games’ Korean subsidiary Actoz (KOSDAQ: 052790.KQ) launched “Million Arthur,” an online mobile card game developed by Square Enix, in Korea. The game has ranked as the top grossing app among all categories in Apple’s Korean App Store for over 42 consecutive days since its official launch and currently remains one of the top 3 grossing apps.

•	December 26, 2012 - Shanda Games received a total of nine industry awards at the 2012 Golden Plume Awards Ceremony, including:

•	Top Ten Most Anticipated Online Game: RIFT

•	Top Ten Most Popular Online Games: Woool 2, Age of Wushu (jointly operated with Snail Game)

•	Best Domestic Online Games: World Zero, Age of Wushu (jointly operated with Snail Game)

•	Best Foreign Online Game: Dragon Nest

•	Top Ten Most Popular Web Game: Woool of Paladin

•	Best Online Mobile Game: Woool of Paladin (Mobile Version)

•	Best 3D Online Game: Age of Wushu (jointly operated with Snail Game)

•	January 10, 2013 - Neowiz Games, a leading game publisher in Korea, began open-beta testing of Shanda Games’ in-house developed MMORPG “Legend of Immortals” in Korea.

•	January 21, 2013 - Shanda Games began the third round of closed-beta testing of “RIFT,” a 3D MMORPG licensed from Trion World, in Mainland China.

•

February 7, 2013 - Eyedentity Games signed a publishing agreement for “Dungeon Striker” with GameFlier, a leading game publisher in Taiwan. Pursuant to the agreement, GameFlier will be the exclusive operator of “Dungeon Striker” in Taiwan, Hong Kong and Macau.

Share Repurchase

In June 2012, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $100 million worth of its outstanding ADSs during the next twelve (12) months. As of February 22, 2013, the Company has repurchased approximately 11.4 million ADSs for an aggregate consideration of US$41.5 million.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on February 26, 2013 Beijing/Hong Kong Time (8:00 p.m. on February 25, 2013 Eastern Time), to discuss its fourth quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004

Mainland China Toll Free (for mobile users): 400-620-8038

Mainland China Toll Free (for fixed line users): 800-819-0121

Hong Kong Toll Free: 800-930-346

U.K. Toll Free: 0808-234-6646

International Toll: +65-6723-9381

Passcode: 12754581

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong Time) on February 26, 2013 for 7 days.

U.S. Toll Free: 1855-452-5696

International Toll: +61-2-8199-0299

Passcode: 12754581

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.2855 to US$1.00 as published by the People’s Bank of China on December 31, 2012. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the introduction and potential success of new game titles; the expansion into global market; and the expansion into mobile games and the future benefits brought by these games represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone:   +86-21-5050-4740 (Shanghai)

Email:   IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone:   +1-480-614-3004 (U.S.A.)

Email:   lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	September 30	December 31
	2011	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,835.5	1,625.6	2,100.8	334.2
Restricted cash	20.4	258.4	1.0	0.2
Short-term investments	2,209.0	2,356.5	1,663.3	264.6
Marketable securities	3.8	6.5	7.2	1.1
Accounts receivable, net of allowance for doubtful accounts	72.8	88.1	105.8	16.8
Accounts receivable due from related parties	406.0	327.9	325.8	51.8
Deferred licensing fees and related costs	19.8	12.1	6.1	1.0
Prepayments and other current assets	182.0	203.7	191.9	30.5
Other receivables due from related parties [1]	931.3	2,063.9	2,080.4	331.1
Deferred tax assets	74.7	65.3	69.7	11.1

Total current assets	5,755.3	7,008.0	6,552.0	1,042.4

Time deposit with maturity over one year	—	—	—	—
Investment in affiliated companies	37.9	193.8	186.9	29.7
Investment in securities	—	5.7	5.9	0.9
Property and equipment	230.5	207.9	189.1	30.1
Intangible assets	994.7	617.4	578.4	92.0
Goodwill	492.1	329.2	329.2	52.4
Long-term deposits	95.1	53.2	55.6	8.9
Other long-term assets	326.6	186.2	196.5	31.3
Non-current deferred tax assets	26.4	22.6	21.0	3.3

Total assets	7,958.6	8,624.0	8,114.6	1,291.0

LIABILITIES
Current liabilities:
Short-term borrowings	858.8	2,132.7	1,482.4	235.8
Accounts payable	38.4	40.3	45.2	7.2
Accounts payable due to related parties	77.3	64.2	71.7	11.4
Licensing fees payable	188.2	149.1	160.6	25.6
Taxes payable	190.6	150.6	181.5	28.9
Deferred revenue	173.4	139.3	130.1	20.7
Other payables and accruals	416.0	383.0	508.5	80.9
Other payables due to related parties [2]	125.9	1,002.8	984.0	156.6

Dividend payable	1,823.4	13.3	11.5	1.8
Deferred tax liabilities	72.9	98.0	53.5	8.5

Total current liabilities	3,964.9	4,173.3	3,629.0	577.4

Long-term liabilities	68.9	99.9	26.0	4.1
Non-current deferred tax liabilities	260.2	108.7	102.4	16.3
Non-current deferred revenue	47.6	36.0	37.8	6.0

Total liabilities	4,341.6	4,417.9	3,795.2	603.8

Redeemable non-controlling interests	14.0	14.0	14.0	2.2

SHAREHOLDERS’ EQUITY
Ordinary shares outstanding	560,309,556	547,874,828	540,947,314	540,947,314
ADS equivalent outstanding	280,154,778	273,937,414	270,473,657	270,473,657
Ordinary shares (US$0.01 par value)	40.9	40.1	39.7	6.3
Additional paid-in capital	1,561.3	1,352.8	1,578.6	251.1
Statutory reserves	147.1	149.8	149.8	23.8
Accumulated other comprehensive loss	(68.5)	(47.9)	(38.9)	(6.2)
Retained earnings	1,665.0	2,385.9	2,522.8	401.5

Total Shanda Games Limited shareholders’ equity	3,345.8	3,880.7	4,252.0	676.5
Non-controlling interests	257.2	311.4	53.4	8.5

Total shareholders’ equity	3,603.0	4,192.1	4,305.4	685.0

Total liabilities and shareholders’ equity	7,958.6	8,624.0	8,114.6	1,291.0

Note:
1.	The balance of “other receivables due from related parties” as of December 31, 2012 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,943.7 million (US$309.2 million), with interest rates ranging from 3% to 6.71%. The interest receivable related to these loans amounted to RMB111.7 million (US$17.8 million).
2.	The balance of “other payables due to related parties” as of December 31, 2012 mainly represented the outstanding loans we obtained from our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB947.1 million (US$150.7 million), with interest rate of 3%. The interest payable related to these loans amounted to RMB25.5 million (US$4.1 million).

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	December 31 2011	September 30 2012	December 31 2012
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,262.0	1,015.1	976.2	155.3
Other revenues	94.0	65.4	105.5	16.8

Total net revenues	1,356.0	1,080.5	1,081.7	172.1

Cost of revenues	(521.7)	(396.0)	(374.2)	(59.5)

Gross profit	834.3	684.5	707.5	112.6

Operating expenses:
Product development	(190.3)	(161.5)	(172.1)	(27.3)
Sales and marketing	(142.3)	(152.5)	(157.5)	(25.1)
General and administrative	(100.8)	(89.9)	(71.0)	(11.3)

Total operating expenses	(433.4)	(403.9)	(400.6)	(63.7)

Income from operations	400.9	280.6	306.9	48.9
Interest income net with interest expense	34.6	32.8	25.1	4.0
Government financial incentives	97.7	69.5	49.8	7.9
Other income (expense), net	13.6	(28.1)	(35.9)	(5.8)

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	546.8	354.8	345.9	55.0
Income tax expenses	(226.3)	(92.1)	(122.0)	(19.4)
Equity in loss of affiliated companies	(5.5)	(4.9)	(8.1)	(1.3)

Net income	315.0	257.8	215.8	34.3
Net income attributable to non-controlling interests	(10.7)	(3.9)	(1.5)	(0.2)

Net income attributable to the Company’s shareholders	304.3	253.9	214.3	34.1

Earnings per ordinary share
Basic	0.54	0.46	0.39	0.06
Diluted	0.54	0.46	0.39	0.06

Earnings per ADS
Basic	1.08	0.92	0.78	0.12
Diluted	1.08	0.92	0.78	0.12
Weighted average ordinary shares outstanding
Basic	560,914,251	554,753,776	542,570,995	542,570,995
Diluted	560,958,127	554,759,632	542,579,324	542,579,324
Weighted average ADS outstanding
Basic	280,457,126	277,376,888	271,285,498	271,285,498
Diluted	280,479,064	277,379,816	271,289,662	271,289,662
Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	863.9	705.4	728.4	115.9
Intangible assets amortization arising from acquisition	(29.3)	(20.9)	(20.9)	(3.3)
Share-based compensation cost	(0.3)	—	—	—
GAAP gross profit	834.3	684.5	707.5	112.6
Non-GAAP operating income	443.0	324.2	350.8	55.8
Intangible assets amortization arising from acquisition	(41.3)	(32.1)	(31.7)	(5.0)
Share-based compensation cost	(0.8)	(11.5)	(12.2)	(1.9)
GAAP operating income	400.9	280.6	306.9	48.9
Non-GAAP net income attributable to the Company’s shareholders	335.5	289.9	249.4	39.7
Intangible assets amortization arising from acquisition	(41.3)	(32.1)	(31.7)	(5.0)
Share-based compensation cost	(0.8)	(11.5)	(12.2)	(1.9)
Income tax effect	10.1	7.0	6.9	1.0
Intangible assets amortization of non-controlling interests	0.8	0.6	1.9	0.3
GAAP net income attributable to the Company’s shareholders	304.3	253.9	214.3	34.1
Non-GAAP diluted earnings per share	0.60	0.52	0.46	0.07
Non-GAAP expense per share	(0.06)	(0.06)	(0.07)	(0.01)

GAAP diluted earnings per share	0.54	0.46	0.39	0.06

Non-GAAP diluted earnings per ADS	1.20	1.04	0.92	0.15
Non-GAAP expense per ADS	(0.12)	(0.12)	(0.14)	(0.03)

GAAP diluted earnings per ADS	1.08	0.92	0.78	0.12

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(29.3)	(20.9)	(20.9)	(3.3)
Product development	(3.2)	(6.9)	(6.9)	(1.1)
Sales and marketing	(3.8)	(1.8)	(1.4)	(0.2)
General and administrative	(5.0)	(2.5)	(2.5)	(0.4)

Total	(41.3)	(32.1)	(31.7)	(5.0)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.3)	—	—	—
Product development	(5.7)	(4.8)	(5.2)	(0.8)
Sales and marketing	—	(0.3)	0.1	—
General and administrative	5.2	(6.4)	(7.1)	(1.1)

Total	(0.8)	(11.5)	(12.2)	(1.9)

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Twelve months ended
	December 31 2011	December 31 2012
	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	4,975.5	4,320.3	687.3
Other revenues	306.4	361.8	57.6

Total net revenues	5,281.9	4,682.1	744.9

Cost of revenues	(2,056.0)	(1,711.4)	(272.3)

Gross profit	3,225.9	2,970.7	472.6

Operating expenses:
Product development	(694.3)	(658.7)	(104.8)
Sales and marketing	(610.2)	(596.3)	(94.9)
General and administrative	(447.4)	(337.5)	(53.7)

Total operating expenses	(1,751.9)	(1,592.5)	(253.4)

Income from operations	1,474.0	1,378.2	219.2
Interest income net with interest expense	112.4	106.8	17.0
Government financial incentives	185.0	146.3	23.3
Other income (expense), net	9.9	(55.0)	(8.7)

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	1,781.3	1,576.3	250.8
Income tax expenses	(485.3)	(418.8)	(66.6)
Equity in loss of affiliated companies	(10.0)	(20.9)	(3.3)

Net income	1,286.0	1,136.6	180.9
Net income attributable to non-controlling interests	(21.1)	(23.2)	(3.7)

Net income attributable to the Company’s shareholders	1,264.9	1,113.4	177.2

Earnings per ordinary share
Basic	2.23	2.01	0.32
Diluted	2.23	2.01	0.32
Earnings per ADS

Basic	4.46	4.02	0.64
Diluted	4.46	4.02	0.64
Weighted average ordinary shares outstanding
Basic	567,138,809	554,813,612	554,813,612
Diluted	567,178,693	554,842,073	554,842,073
Weighted average ADS outstanding
Basic	283,569,405	277,406,806	277,406,806
Diluted	283,589,347	277,421,037	277,421,037
Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	3,344.0	3,060.0	486.8
Intangible assets amortization arising from acquisition	(117.1)	(89.0)	(14.2)
Share-based compensation cost	(1.0)	(0.3)	—
GAAP gross profit	3,225.9	2,970.7	472.6
Non-GAAP operating income	1,728.9	1,558.7	247.9
Intangible assets amortization arising from acquisition	(163.9)	(138.0)	(22.0)
Share-based compensation cost	(91.0)	(42.5)	(6.7)
GAAP operating income	1,474.0	1,378.2	219.2
Non-GAAP net income attributable to the Company’s shareholders	1,476.8	1,258.0	200.1
Intangible assets amortization arising from acquisition	(163.9)	(138.0)	(22.0)
Share-based compensation cost	(91.0)	(42.5)	(6.7)
Income tax effect	39.8	31.9	5.2
Intangible assets amortization of non-controlling interests	3.2	4.0	0.6
GAAP net income attributable to the Company’s shareholders	1,264.9	1,113.4	177.2
Non-GAAP diluted earnings per share	2.60	2.27	0.36
Non-GAAP expense per share	(0.37)	(0.26)	(0.04)

GAAP diluted earnings per share	2.23	2.01	0.32

Non-GAAP diluted earnings per ADS	5.20	4.54	0.72
Non-GAAP expense per ADS	(0.74)	(0.52)	(0.08)

GAAP diluted earnings per ADS	4.46	4.02	0.64

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(117.1)	(89.0)	(14.2)
Product development	(12.7)	(27.5)	(4.4)
Sales and marketing	(14.3)	(9.4)	(1.5)
General and administrative	(19.8)	(12.1)	(1.9)

Total	(163.9)	(138.0)	(22.0)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(1.0)	(0.3)	—
Product development	(24.1)	(20.1)	(3.2)
Sales and marketing	(0.2)	(0.2)	—
General and administrative	(65.7)	(21.9)	(3.5)

Total	(91.0)	(42.5)	(6.7)

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Twelve months ended
	December 31 2011	December 31 2012
	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,286.0	1,136.6	180.9
Adjustments for:
Share-based compensation expenses	91.0	42.5	6.8
Depreciation and amortization	352.8	271.2	43.1
Others	24.7	43.1	6.8
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(292.1)	4.8	0.8
Others	(63.2)	(19.9)	(3.2)

Net cash provided by operating activities	1,399.2	1,478.3	235.2

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(159.3)	(58.6)	(9.3)
Acquisition (net of cash acquired) and equity investment	(31.4)	(50.6)	(8.1)
Changes of short-term investments and time deposit with maturity over one year	(441.8)	591.4	94.1
Increase in loan receivable	(390.7)	(1,059.0)	(168.5)
Others	(0.5)	(8.0)	(1.2)

Net cash used in investing activities	(1,022.7)	(584.8)	(93.0)

Cash flows from financing activities:
Repurchase of common stock	(186.3)	(255.4)	(40.6)
Proceeds from loan borrowed	968.0	3,774.1	600.4
Repayment of loans	(908.4)	(2,323.6)	(369.7)
Dividends paid to the company shareholders	—	(1,810.0)	(288.0)
Others	40.0	(19.9)	(3.1)

Net cash used in financing activities	(86.7)	(634.8)	(101.0)

Effect of exchange rate changes on cash	(26.1)	6.6	0.9

Net decrease in cash and cash equivalents	263.7	265.3	42.1
Cash and cash equivalents, beginning of period	1,571.8	1,835.5	292.1

Cash and cash equivalents, end of period	1,835.5	2,100.8	334.2